United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of March 2009

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Minera Andes Inc.

Suite A, 111 East Magnesium Road

Spokane, Washington

99208

Item 2

Date of Material Change

The material changes occurred on February 25 and February 26, 2009.

Item 3

News Release

News Releases were disseminated by CNW Group, CNW News Wire Ltd., Vancouver, British Columbia, on February 25 and February 26, 2009.

Item 4

Summary of Material Change

On February 25, 2009, Mr. Robert R. McEwen, advised Minera Andes Inc. (the “Corporation” or “Minera Andes”) that he was not able to acquire the bank loan and related security from Macquarie Bank Limited. Therefore the Corporation and Mr. McEwen will complete the second tranche of the private placement, consisting of 21,700,030 common shares of the Corporation to be issued at a price of C$1.00 each for gross proceeds to the Corporation of C$21,700,030 (the “Second Tranche”).

On February 26, 2009 the Corporation completed the Second Tranche of the private placement with Mr. McEwen, the Executive Chairman and an existing shareholder of the Corporation.

Item 5.1

Full Description of Material Change

Update on Second Tranche of Private Placement with Mr. McEwen

On February 18, 2009 Minera Andes announced that it had completed the first tranche of the private placement with Mr. McEwen and had issued 18,299,970 common shares of the Corporation to him at a price of C$1.00 per share for gross proceeds to the Corporation of C$18,299,970 (the “First Tranche”).  The Corporation also agreed with Mr. McEwen that if he acquires the bank loan owing by the Corporation to Macquarie Bank Limited (“Macquarie”) in the aggregate principal amount of US$17.5 million, together with related security, the conversion of that loan to common shares of the Corporation would be put to the Corporation’s shareholders for approval.  If Mr. McEwen was unable to acquire the loan from Macquarie by the close of business on February 25, 2009, together with related security, then the Corporation and Mr. McEwen would complete the Second Tranche of the private placement, consisting of 21,700,030 common shares of the Corporation to be issued at a price of C$1.00 each for gross proceeds to the Corporation of C$21,700,030.

On February 25, 2009 Mr. McEwen advised the Corporation, that he has not been able to acquire the bank loan and related security from Macquarie.  Therefore, the Corporation and Mr. McEwen will now complete the Second Tranche.  The proceeds from the Second Tranche will be used to repay Macquarie in full.

The Corporation applied to the Toronto Stock Exchange (the “TSX”) under the provisions of Section 604(e) of the TSX Company Manual for an exemption from securityholder approval requirements in respect of the issue of an aggregate of 40,000,000 common shares to Mr. McEwen in the First Tranche and the Second Tranche on the basis that the Corporation is in serious financial difficulty.  The details of those financial difficulties have been the subject of previous news releases by Minera Andes.

With its financial condition improved, the Corporation will be in a position to undertake a review of the options available to it for the medium and longer-term.

The issue of the common shares to Mr. McEwen are a related party transaction for the purposes of Multilateral Instrument 61-101 Protection of Minority Shareholders in Special Transactions (“MI-61-101”). It is the intention of the Corporation to avail itself of the exemptions set forth in sections 5.5(g) and 5.7(1)(e) of MI 61-101 from provisions that would otherwise require the Corporation to obtain a formal valuation and the approval of its minority shareholders, respectively, in connection with the First Tranche and the Second Tranche on the basis that the Special Committee of the Board of Directors of the Corporation (comprised of all of the independent directors of the Corporation for this purpose) and the Board of Directors having determined that the Corporation is in serious financial difficulty and the transactions are  designed to improve the financial position of the Corporation, and that the terms of the private placements are reasonable in the circumstances to the Corporation, all as described above.

As the deadline for obtaining consent to the assignment of the Corporation’s bank loan was  February 25, 2009, and the Second Tranche was completed on February 26, 2009, the Corporation is unable to file this material change report more than 21 days before the expected date of the completion of the transactions.

The common shares of the Corporation purchased by Mr. McEwen in the First Tranche represented approximately 9.6% of the number of outstanding common shares prior to giving effect to the First Tranche and increased Mr. McEwen’s beneficial ownership of common shares (which for this purpose includes 100,000 common shares issuable upon exercise of stock options held by Mr. McEwen) from 46,157,143 common shares (approximately 24.3% of the outstanding common shares) to 64,457,113 common shares (approximately 30.9% of the outstanding common shares). The common shares that will be acquired in the Second Tranche represent approximately 11.4% of the number of outstanding common shares prior to giving effect to the First or Second Tranche, and will increase Mr. McEwen’s beneficial ownership to 86,157,143 common shares (approximately 37.4% of the outstanding common shares).  To the best of the knowledge of Minera Andes, upon completion of the Second Tranche, the only person who will beneficially own, directly or indirectly, more than 10% of the Corporation’s common shares is Mr. McEwen.

Pursuant to a subscription agreement between the Corporation and Mr. McEwen entered into in December 2005, until December 21, 2010 Mr. McEwen has the right to nominate one person to the Board of Directors of Minera Andes, so long as Mr. McEwen owns not less than 10% of the outstanding common shares of the Corporation and assuming the exercise of any warrants held by him.  Mr. McEwen himself joined the Board of Directors of Minera Andes on August 8, 2008, upon the exercise of this right.  Pursuant to the subscription agreement for the First Tranche and the Second Tranche, Mr. McEwen was given the right to nominate an additional two directors, with the result that he now has the right to nominate a total of three directors to Minera Andes’ Board of Directors.  Messrs. Richard Brissenden and Michael Stein were appointed as directors of Minera Andes on February 23, 2009 pursuant to the exercise of this right.

Minera Andes Completes Second Tranche of Private Placement with Mr. McEwen

On February 26, 2009, the Corporation completed the Second Tranche of its previously announced private placement to Robert R. McEwen, the Executive Chairman and an existing shareholder of the Corporation.  Accordingly, the Corporation has issued 21,700,030 common shares at a price of C$1.00 each for gross proceeds to the Corporation of C$21,700,030.

The proceeds from the Second Tranche will be used to repay in full the Corporation’s US$17.5 million indebtedness to Macquarie Bank Limited.

With the completion of the Second Tranche, the Corporation understands that Mr. McEwen now beneficially owns 86,057,143 common shares of the Corporation and also holds stock options to acquire an additional 100,000 common shares.  Excluding the common shares issuable on exercise of the stock options, Mr. McEwen holds approximately 37.4% of the outstanding common shares.

Following the closing of the Second Tranche, the Corporation has 230,158,851 common shares issued and outstanding.

Item 5.2

Disclosure for Restructuring Transactions

Not applicable

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

Not applicable

Item 8

Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is Allen Ambrose, President and Chief Executive Officer at (509) 921-7322.

Item 9

Date of Report

March 3, 2009

SCHEDULE “A”

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES PROVIDES UPDATE ON
SECOND TRANCHE OF PRIVATE PLACEMENT WITH ROB McEWEN

SPOKANE, WASHINGTON – February 25, 2009 - Minera Andes Inc. (the “Corporation” or “Minera Andes”, TSX:MAI and US OTC:MNEAF) announced today that on February 26, 2009 it will complete the second tranche of its previously announced private placement to Robert R. McEwen, the Executive Chairman and an existing shareholder of the Corporation.

On February 18, Minera Andes announced that it had completed the first tranche of the private placement with Mr. McEwen and had issued 18,299,970 common shares of the Corporation to him at a price of C$1.00 per share for gross proceeds to the Corporation of C$18,299,970 (the “First Tranche”).  The Corporation also agreed with Mr. McEwen that if he acquires the bank loan owing by the Corporation to Macquarie Bank Limited (“Macquarie”) in the aggregate principal amount of US$17.5 million, together with related security, the conversion of that loan to common shares of the Corporation would be put to the Corporation’s shareholders for approval.  If Mr. McEwen was unable to acquire the loan from Macquarie by the close of business on February 25, 2009, together with related security, then the Corporation and Mr. McEwen would complete the second tranche of the private placement, consisting of 21,700,030 common shares of the Corporation to be issued at a price of C$1.00 each for gross proceeds to the Corporation of C$21,700,030 (the “Second Tranche”).

The Corporation has been advised by Mr. McEwen that he has not been able to acquire the bank loan and related security from Macquarie.  Therefore, the Corporation and Mr. McEwen will now complete the Second Tranche.  The proceeds from the Second Tranche will be used to repay Macquarie in full.

The Corporation applied to the Toronto Stock Exchange (the “TSX”) under the provisions of Section 604(e) of the TSX Company Manual for an exemption from securityholder approval requirements in respect of the issue of an aggregate of 40,000,000 common shares to Mr. McEwen in the First Tranche and the Second Tranche on the basis that the Corporation is in serious financial difficulty.  The details of those financial difficulties have been the subject of previous news releases by Minera Andes.

With its financial condition improved, the Corporation will be in a position to undertake a review of the options available to it for the medium and longer-term.

The transactions with Mr. McEwen described above are also related party transactions for the purposes of Multilateral Instrument 61-101 Protection of Minority Shareholders in Special Transactions. The Corporation is relying on certain exemptions set out in such Instrument from provisions that would otherwise require the Corporation to obtain a formal valuation and the approval of its minority shareholders in connection with the private placement.

The common shares of the Corporation purchased by Mr. McEwen in the First Tranche represented approximately 9.6% of the number of outstanding common shares prior to giving effect to the First Tranche and increased Mr. McEwen’s beneficial ownership of common shares (which for this purpose includes 100,000 common shares issuable upon exercise of stock options held by Mr. McEwen) from 46,157,143 common shares (approximately 24.3% of the outstanding common shares) to 64,457,113 common shares (approximately 30.9% of the outstanding common shares). The common shares that will be acquired in the Second Tranche represent approximately 11.4% of the number of outstanding common shares prior to giving effect to the First or Second Tranche, and will increase Mr. McEwen’s beneficial ownership to 86,157,143 common shares (approximately 37.4% of the outstanding common shares).  To the best of the knowledge of Minera Andes, upon completion of the Second Tranche, the only person who will beneficially own, directly or indirectly, more than 10% of the Corporation’s common shares is Mr. McEwen.

Pursuant to a subscription agreement between the Corporation and Mr. McEwen entered into in December 2005, until December 21, 2010 Mr. McEwen has the right to nominate one person to the Board of Directors of Minera Andes, so long as Mr. McEwen owns not less than 10% of the outstanding common shares of the Corporation and assuming the exercise of any warrants held by him.  Mr. McEwen himself joined the Board of Directors of Minera Andes on August 8, 2008, upon the exercise of this right.  Pursuant to the subscription agreement for the First Tranche and the Second Tranche, Mr. McEwen was given the right to nominate an additional two directors, with the result that he now has the right to nominate a total of three directors to Minera Andes’ Board of Directors.  Messrs. Richard Brissenden and Michael Stein were appointed as directors of Minera Andes on February 23, 2009 pursuant to the exercise of this right.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Corporation holds approximately 304,000 acres of mineral exploration land in Argentina.  Minera Andes holds a 49% interest in the San José Project, an operating gold and silver mine.  Minera Andes is also exploring the Los Azules copper project in San Juan province, where an exploration program has defined a resource and a preliminary assessment has been completed.  Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina.  The Corporation presently has 208,458,821 common shares issued and outstanding.

This news release is submitted by Allen V. Ambrose, President and Chief Executive Officer of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain forward-looking statement and information.  The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements.  Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks.

SCHEDULE “B”

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES COMPLETES SECOND TRANCHE
OF PRIVATE PLACEMENT WITH ROB McEWEN

SPOKANE, WASHINGTON – February 26, 2009 - Minera Andes Inc. (the “Corporation” or “Minera Andes”, TSX:MAI and US OTC:MNEAF) announced today that it has completed the second tranche of its previously announced private placement to Robert R. McEwen, the Executive Chairman and an existing shareholder of the Corporation.  Accordingly, the Corporation has today issued 21,700,030 common shares at a price of C$1.00 each for gross proceeds to the Corporation of C$21,700,030 (the “Second Tranche”).

The proceeds from the Second Tranche will be used to repay in full the Company’s US$17.5 million indebtedness to Macquarie Bank Limited.

With the completion of the Second Tranche, the Corporation understands that Mr. McEwen now beneficially owns 86,057,143 common shares of the Corporation and also holds stock options to acquire an additional 100,000 common shares.  Excluding the common shares issuable on exercise of the stock options, Mr. McEwen holds approximately 37.4% of the outstanding common shares.

Minera Andes is a gold, silver and copper exploration company working in Argentina, where the Corporation holds approximately 304,000 acres of mineral exploration land.  Minera Andes holds a 49% interest in the San José Project, an operating gold and silver mine.  Minera Andes is also exploring the Los Azules copper project in San Juan province, where an exploration program has defined a resource and a preliminary assessment has been completed.  Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina.  Following the closing of the Second Tranche, the Corporation has 230,158,851 common shares issued and outstanding.

This news release is submitted by Allen V. Ambrose, President and Chief Executive Officer of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain forward-looking statement and information.  The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements.  Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:  /s/ Allen V. Ambrose

Allen V. Ambrose, President and Chief Executive Officer

Dated:  March 3, 2009